

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 2-5-07





07050075

April 5, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/5/07



Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letters dated February 5, 2007, March 28, 2007 and March 29, 2007 concerning the shareholder proposal submitted to General Motors by Catholic Healthcare West and General Board of Pension and Health Benefits of the United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Susan Vickers, RSM
VP, Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Daniel P. Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

April 5, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that General Motors prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that, according to your representation, will be included in General Motors's 2007 proxy materials. Accordingly, assuming that the previously submitted proposal is included in the company's proxy materials, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Rebekah J. Toton
Attorney-Adviser




**General Motors Corporation**
**Legal Staff**

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927




February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 11, 2006 from Susan Vickers, RSM on behalf of Catholic Healthcare West (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

The Catholic Healthcare West proposal would require GM to provide a report disclosing GM's policies and procedures for political contributions and expenditures made with corporate funds and its "[m]onetary and non-monetary policy contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code [i.e., amounts paid or incurred in connection with any political campaign for or against a candidate for public office]," including an accounting of GM funds used, identification of the GM persons who participated in the decision, and GM's internal guidelines or policies.

On July 10, 2006 GM received a proposal from Evelyn Y. Davis (Exhibit B) that would require GM to publish annually "detailed statement of each contribution" made within the prior year "in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation", stating for each contribution the date, amount and recipient..

Rule 14a-8(i)(11) provides that a company may exclude a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. While the wording of the two proposals is different, they require substantially the same action—General Motors would be requested by its stockholders to provide a report on a regular basis disclosing details of all of its political contributions, broadly defined. In applying Rule 14a-8(i)(11), the Staff considers whether the proposals deal with the same core issues or principal thrust or focus, even if they are

**MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000**

not identical. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005); Baxter International (February 7, 2005); Time Warner Inc. (February 11, 2004). In a situation very similar to our request, Bank of America (February 25, 2005), two proposals requiring disclosure of political contributions were considered substantially duplicative, although the details of the information required were different. Since a third proposal, which required information about charitable contributions as well as political, was not treated as substantially duplicative, it appears that the core issue was some type of disclosure about political contributions. See also Time Warner Inc. (February 11, 2004) and Chevron Texaco Corp. (January 27, 2004), in which proposals requiring different types of information about political contributions were treated as substantially duplicative. Since the Catholic Healthcare West proposal has the same principal focus on detailed disclosure of political contributions by GM as the Davis proposal, it is excludible under Rule 14a-8(i)(11).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Susan Vickers, RSM

**Shareholder Proposal -- Corporate Political Contributions**

**Resolved,** that the shareholders of General Motors Corporation ("GM" or "the Company") hereby request that the Company provide a report, updated semi-annually, disclosing GM's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
   a. An accounting of GM's funds that are used for political contributions or expenditures as described above;
   b. Identification of the person or persons in GM who participated in making the decisions to make the political contribution or expenditure; and
   c. The internal guidelines or policies, if any, governing GM's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

**Supporting Statement**

As long-term shareholders of GM, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of GM and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to GM and its shareholders.

GM contributed at least $124,890 and possibly more in corporate funds since the 2002 election cycle. (PoliticalMoneyLine: http://www.fecinfo.com/cgi-win/irs_ef_indiv.exe?) However, its payments to trade associations used for political activities are undisclosed and unknown.

Trade Associations engage in political activities that may adversely impact the long-term interests of the company and its shareholders and the company's reputation. A critical issue is global warming which can have serious consequences for GM. For example, the National Association of Manufacturers (NAM) continues to take a strong position against government action on global warming. Without disclosure, it is impossible for shareholders to know whether GM is a member of NAM or other associations, and if so how GM's payments to associations are used for political activities, including those opposing government action on global warming.

Relying on publicly available data does not provide a complete picture of political expenditures. GM's board and shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Exhibit B

C: NEP
GEL
VL 7-10-06

RECEIVED
JUL 10 2006
G.R. WAGONER, JR.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755 OR

CERTIFIED RETURN
RECEIPT REQUESTED

July 3,2006

Rick Wagoner, CEO
GENERAL MOTORS CORP.
Detroit,Mich.

Fwd ... (313) 665-3133 Fax

Dear Rick,

This is a formal notice to the management of GM that Mrs. Evelyn Y. Davis, who is the owner of 202 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 07. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S. Rick, sorry for the error on my part.
THIS is the resolution I had meant to give you.
Please acknowledge. I am hereby withdrawing the "stock Option" resolution


**From:**
**Sent:**
**To:**
**Subject:**
**Attachments:** nielsen.pdf

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**From:**
**Sent:**
**To:**
**Cc:**
**Subject:**

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**From:** anne.t.larin@gm.com [mailto:anne.t.larin@gm.com]
**Sent:** Wednesday, March 28, 2007 7:01 PM
**To:** CFLETTERS
**Cc:** daniel_nielsen@gbophb.org
**Subject:** Amendment to Request for No-Action Letter

On February 5, 2007, General Motors Corporation wrote the SEC Staff to request a no-action letter with regard to a stockholder proposal submitted by Catholic Healthcare West, dealing with public disclosure of political contributions. I am writing to amend that letter to add that the General Board of Pension and Health Benefits of the United Methodist Church co-filed that proposal (letter attached to this message in PDF format), and to request that the Staff's response apply to the proposal as submitted jointly by Catholic Healthcare West and the General Board of Pension and Health Benefits of the United Methodist Church.

Anne T. Larin
GM Legal Staff
Phone: 313-665-4927
Fax: 313-665-4979

R E Pollia



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

To: Anne Larin, C: S. Colby

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

RECEIVED
DEC 19 2006
G.R. WAGONER, JR.

RECEIVED
DEC 19 2006
OFFICE OF SECRETARY
DETROIT

**VIA FEDEX**

December 15, 2006

Mr. Richard Wagoner Jr.
Chairman and CEO
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

**Re: Shareholder Proposal**

Dear Mr. Wagoner:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 127,612 shares of General Motors stock. I am co-filing the enclosed shareholder proposal with Catholic Healthcare West for consideration and action at your 2007 Annual Meeting. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held General Motors shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of General Motors stock through the date of the 2007 Annual Meeting.

Please feel free to contact me by email at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing

Enclosures

# Political Contributions - Global Warming
## 2007 – General Motors Corp.

**RESOLVED**, that the shareholders of General Motors Corporation ("GM" or "the Company") hereby request that the Company provide a report, updated semi-annually, disclosing GM's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of GM's funds that are used for political contributions or expenditures as described above;
b. Identification of the person or persons in GM who participated in making the decisions to make the political contribution or expenditure; and
c. The internal guidelines or policies, if any, governing GM's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

**Supporting Statement**
As long-term shareholders of GM, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of GM and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to GM and its shareholders.

GM contributed at least $124,890 and possibly more in corporate funds since the 2002 election cycle. (PoliticalMoneyLine: http://www.fecinfo.com/cgi-win/irs_ef_indiv.exe?) However, its payments to trade associations used for political activities are undisclosed and unknown.

Trade Associations engage in political activities that may adversely impact the long-term interests of the company and its shareholders and the company's reputation. A critical issue is global warming which can have serious consequences for GM. For example, the National Association of Manufacturers (NAM) continues to take a strong position against government action on global warming. Without disclosure, it is impossible for shareholders to know whether GM is a member of NAM or other associations, and if so how GM's payments to associations are used for political activities, including those opposing government action on global warming.

Relying on publicly available data does not provide a complete picture of political expenditures. GM's board and shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.



**General Motors Corporation**
**Legal Staff**

**Facsimile** (313) 665-4979

**Telephone** (313) 665-4927

March 29, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements my letters of February 5, 2007 and March 28, 2007 regarding a stockholder proposal for disclosure of political contributions submitted by Catholic Health West as lead filer and the General Board of Pension and Health Benefits of the United Methodist Church as co-filer. I am attaching the letter dated December 11, 2006 from Susan Vickers, RSM, transmitting the proposal, as Exhibit A to this letter.

I am also writing to reaffirm General Motors' intention to include the proposal described in my February 5 letter that GM received prior to the Catholic Healthcare West proposal, which substantially the earlier proposal. It is possible that because of an unforeseen event, such as withdrawal from the proponent, the earlier proposal might not be included, but GM has not requested a no-action letter in connection with omitting the previous proposal or engaged in any negotiations for withdrawal. If circumstances change and we anticipate that the earlier proposal will not be included in GM's proxy material, we will of course inform the Staff and the proponents promptly.

In this regard, I am also attaching, as Exhibit B, a no-action letter dated April 3, 2006 issued to GM under Rule 14a-8(i)(11), and the related correspondence in which the proponent argued (in his March 6 letter) that Rule 14a-8(i)(11) was inappropriate where GM had not stated that it would publish the earlier proposal and GM reiterated its intention to include the earlier proposal barring unforeseen events, in a letter dated March 7.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Thank you for your attention to this matter.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Susan Vickers, RSM

To: A. Zani
S. Colby

N E Polis
Exhibit A


Catholic Healthcare West
CHW

RECEIVED

DEC 11 2006

G.R. WAGONER, JR.

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

December 8, 2006

RECEIVED

DEC 11 2006

OFFICE OF SECRETARY
DETROIT

G. Richard Wagoner Jr.
CEO
General Motors Corp.
MC 482-C38-B71
300 Renaissance Center
PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

Catholic Healthcare West continues to seek a new level of accountability and transparency in General Motors Corp.'s engagement with the political system. Thus we submit the enclosed proposal *Corporate Political Contributions* for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West is the beneficial owner of over $2000 value of shares of General Motors Corp. stock. Verification of ownership is enclosed. We have held the stock for over one year and will continue to hold shares through the 2007 shareholders meeting. A representative of the shareholder group will attend the annual meeting to move the resolution.

Sincerely yours,

Susan Vickers, RSM

Susan Vickers
VP, Community Health

cc: Leslie Lowe, ICCR

Exhibit B

April 3, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal requests that the board establish a policy to separate the roles of chief executive officer and chairman so that an independent director who has not served as an executive officer of the company serve as chairman whenever possible.

There appears to be some basis for your view that General Motors may exclude the Proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in General Motors' 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Timothy Geishecker
Attorney-Adviser




**General Motors Corporation**
**Legal Staff**

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927


March 7, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements General Motors' filing dated February 7, 2006 requesting that the Staff take a no-action position with regard to a stockholder proposal received from John Chevedden and Louis (not John) Lauve (Exhibit A). As our previous letter stated, GM intends to omit the proposal under Rule 14a-8(i)(11).

On March 6, Mr. Chevedden responded to GM's no-action request stating that GM in its request "does not state that it will publish such proposal" (Exhibit B). On the contrary, the second sentence of GM's request reads:

> General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

As of today, we continue to anticipate that the previously submitted proposal will be included in GM's proxy materials. It is possible that because of an unforeseen event, such as withdrawal by the proponent, the previous proposal might not be included, but GM has not requested a no-action letter in connection with omitting the previous proposal or engaged in any negotiations regarding the proposal. If circumstances change and we anticipate that the previous proposal will not be included in GM's proxy material, we will of course inform the Staff and Mr. Chevedden promptly.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit A




**General Motors Corporation**
**Legal Staff**

**Facsimile**
(313) 665-4979

**Telephone**
(313) 665-4927


February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 29, 2005 from John Chevedden and Louis Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. General Motors intends to omit the proposal under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal previously submitted to GM by another proponent that we anticipate will be included in those proxy materials.

The Chevedden-Lauve proposal states:

> RESOLVED: Shareholders request that our Board establish a policy (in our charter or bylaws if practicable) of separating the roles of CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company serve as Chairman whenever possible.
>
> This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

On December 23, 2005 GM received the following proposal from Catholic Healthcare West (Exhibit B):

> **Resolved:** The shareholders of **General Motors Company** (the "Company") request the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.


MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

> This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 shareholder meeting.

The Chevedden-Lauve proposal, which was received six days later than the Catholic Healthcare West proposal, duplicates the earlier proposal except for the recommendation that the policy be established in the charter or bylaws if practicable and insignificant variations in language. The Staff has taken no-action positions under Rule 14a-8(i)(11) with regard to proposals that varied more significantly than these two resolutions. See, e.g., Gannett Co., Inc. (December 21, 2005); Paychex, Inc. (July 18, 2005). Accordingly, General Motors may omit the Chevedden-Lauve proposal as duplicative pursuant to Rule 14a-8(i)(11).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit B



J
<olmsted7p@earthlink.net>
03/06/2006 11:10 AM

To: <CFLETTERS@SEC.GOV>
Subject: #1 Re General Motors Corp. (GM) No-Action Request - John Chevedden and John Lauve

#1 Re General Motors Corp. (GM) No-Action Request - John Chevedden and John Lauve

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 6, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Motors Corp. (GM)
#1 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholders: John Chevedden and John Lauve

Ladies and Gentlemen:

This is an initial response to the General Motors February 7, 2006 no action request.

The company no action request is at least incomplete. The company claims that it received another proposal. However:
GM does not state that it will publish such proposal.

The other proposal could have already been withdrawn or failed to qualify based on unverified stock ownership

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Lauve
Anne Larin <anne.t.larin@gm.com>

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END